Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

				Period from July 1, 2005 to
	Fiscal Years Ended December 31,			December 31, 2005	Fiscal Years Ended June 30,
	2008	2007	2006		2005	2004

	(In thousands)
Earnings

Pre-tax income (loss) from continuing operations	$(464,437)	(140,101)	(23,173)	(27,893)	(10,354)	(12,080)
Fixed charges	41,947	29,659	27,173	9,218	8,120	1,800
Minority interest	(11,486)	(1,231)	2,595	688	(1,017)	(70)
Undistributed equity method (income) loss	(2,909)	393	—	—	—	—

Pre-tax income (loss) before fixed charges	$(436,885)	(111,281)	6,595	(17,987)	(3,251)	(10,350)

Fixed Charges

Interest and financing costs	$41,947	29,659	27,173	9,218	8,120	1,800

Total fixed charges	$41,947	29,659	27,173	9,218	8,120	1,800

Ratio of earnings (loss) to fixed charges (1)	N/A	N/A	N/A	N/A	N/A	N/A

Amount of the deficiency	$478,833	140,939	20,578	27,205	11,371	12,150

(1)   Fixed charges exceed earnings in each of the periods presented.